Clifford E. Neimeth

Tel 212-801-9383

Fax 212-805-9383

neimethc@gtlaw.com

April 16, 2018

VIA EDGAR AND EMAIL

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Nicholas P. Panos, Esq., Senior Special Counsel

Joseph McCann, Esq., Attorney-Advisor

Re:	Aqua Metals, Inc.

Preliminary Opposition Proxy Statement on Schedule 14A

Filed by Kanen Wealth Management, LLC on April 11, 2018

Gentlemen:

We are counsel to Aqua Metals, Inc. (the “Company” or “Aqua Metals”). On behalf of the Company, we are providing this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Preliminary Proxy Statement on Schedule 14A (the “Opposition Proxy Statement”) filed with the Commission on April 11, 2018 by Kanen Wealth Management, LLC and certain other participants (collectively, “Kanen”) in connection with the solicitation of proxies by Kanen in opposition to the five director candidates nominated by the Board of Directors of Aqua Metals (the “Board”) for election at the Company’s 2018 annual meeting of stockholders (the “Annual Meeting”).

The purpose of this correspondence is to respectfully bring to the Staff’s attention those instances where the Company believes the Opposition Proxy Statement contains false and misleading statements or omissions that are material to, and unless remedied, could prevent an informed vote of the Company’s stockholders at the Annual Meeting. The Company believes that these materially false and misleading statements and omissions violate Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-9 thereunder, and should be corrected before Kanen is permitted to mail definitive proxy materials to Aqua Metals’ stockholders. In addition, the Company believes that Kanen has violated Section 13(d) of the Exchange Act and Regulation 13D thereunder by failing, in the context of a contest for corporate control, to promptly amend the Schedule 13D filed by Kanen with the Commission on February 22, 2018, as amended (the “Schedule 13D”), as described in more detail below.

Securities and Exchange Commission

April 16, 2018

The Company respectfully notes that in light of its substantially disaggregated, primarily retail-level stockholder base, unlike an issuer with a heavy concentration of institutional owners (who may be readily capable of recognizing proxy contest – “campaign style” – rhetoric, innuendo and unsubstantiated allegations portrayed as bald assertions of putative fact), a majority of the Company’s investors (to whom Kanen’s proxy materials will be disseminated) have a heightened need for protection from unfair, confusing, misleading and inaccurate disclosures in order to make a fully informed voting decision at the Annual Meeting.

I.	The Opposition Proxy Statement Contains Materially False and Misleading Statements and Material Omissions

The Company believes that the Opposition Proxy Statement contains a number of false and misleading statements and material omissions, as described below. For your convenience, these disclosures are identified below in numbered paragraphs containing specific references to the pages and paragraphs where such disclosures appear in the Opposition Proxy Statement. These disclosures are immediately followed by the Company’s observations and commentary with respect thereto.

Please note that the Company may have comments and observations with respect to several additional disclosures made by Kanen in the Opposition Proxy Statement (specifically, in respect of certain financial and operational information relating to the Company). In such case, the Company will provide such additional comments and observations to the Staff by means of separate EDGAR correspondence within the next 48 hours.

1.       Kanen’s Current Disclosure: The second sentence of the first paragraph of the Letter to Stockholders that accompanies the Opposition Proxy Statement (the “Letter to Stockholders”) states: “Our interests are aligned with the interests of all Aqua Metals stockholders …”

Company Comment: The Company believes that is an overbroad and conclusory statement of supposed fact, without any support for the statement or explanation of why Kanen’s interests are “aligned” with those of other Aqua Metals’ stockholders. Although Kanen has made a significant, albeit very recent investment in the Company, the Company’s investors (many of whom are retail-level investors who have held their positions for a longer period of time than Kanen) may have different investment objectives, cost bases and exit horizons than Kanen. The Company also believes that this statement was intended to imply and suggest as fact that, unlike the interests of Kanen’s director nominees, the interests of the director candidates nominated by the Board are not aligned with those of the Company’s stockholders and, therefore, the Board’s director nominees are either conflicted in some fashion or otherwise incapable of effectively representing the interests of the Company’s stockholder base. The Company notes that three of the Board’s five director nominees have been determined to be independent directors under applicable Nasdaq rules, and the Company believes that Mr. Eric Prouty will also qualify as an independent director under the Nasdaq listing standards if he is elected to the Board at the Annual Meeting. In addition, all of the Company’s current directors own equity (or rights to purchase equity) in the Company. Accordingly, the Company believes that the foregoing disclosure should be deleted or clarified accordingly.

Securities and Exchange Commission

April 16, 2018

2.       Kanen’s Current Disclosure: The fifth sentence of the third paragraph of the Letter to Stockholders states: “While the Board’s recent plan to implement a transition of Dr. Clarke from his current position as President, CEO and Chairman of the Board of Aqua Metals represents progress, it is disappointing that Aqua Metals’ Board acted only in response to our nomination of director candidates.” (Emphasis added)

Company Comment: The Company believes that this statement is materially false and misleading. The plan to transition Dr. Stephen Clarke from his position as President, CEO and Chairman of the Board announced by the Company on March 27, 2018 was the result of a comprehensive and continuing search for a successor CEO that has been ongoing since January 29, 2018, when the Board authorized an external executive search firm and corporate governance consultant previously engaged by the Board in late 2017 to provide advice and assistance on board composition matters and corporate governance best practices. As disclosed in the Opposition Proxy Statement, Kaned delivered its notice of nomination of director candidates to the Company on March 23, 2018. (Opposition Proxy Statement, page 5) Thus, the foregoing statement is factually inaccurate and misleading on its face.

The Company believes that this inaccurate disclosure should be revised to delete the portion stating that the Board acted only in response to Kanen’s nomination of director candidates.

3.       Kanen’s Current Disclosure: The penultimate sentence of the third paragraph of the Letter to Stockholders states: “Our proxy contest will seek to refresh the Board with highly-qualified independent directors and provide just the type of pressure and impetus this Company needs to try to get back on track.”

Company Comment: The Company believes that the conclusory phrase “independent directors” used in reference to Kanen’s director nominees is a self-serving and wholly subjective characterization that is presented as a legal conclusion, without any factual support or explanation of why Kanen’s director nominees are independent and by whom and under what legal standards their independence has been determined. There is no disclosure of Mr. Kanen’s business, personal and financial history with such nominees and/or how he chose them to participate in his opposition solicitation. If there are no such relationships, material or otherwise, the Company believes Kanen should so state.

Securities and Exchange Commission

April 16, 2018

Moreover, the Company believes that the phrase “independent directors” used in reference to all of Kanen’s director nominees is false. Firstly, one of Kanen’s director nominees is David L. Kanen, the Portfolio Manager and President of Kanen Wealth Management, LLC, an investment advisory firm. The Company believes that if Mr. Kanen is elected to the Board at the Annual Meeting, as the founder and, to the Company’s knowledge, sole principal of his investment advisory firm, there is a overwhelming risk that in his decisions as a director of the Company he will be motivated by the interests of his firm and its investors, rather than the best interests of the Company’s public stockholders. Unlike a financial institution, hedge fund, private equity firm or other similar organization of substantial size with many principals, partners, members and employees, in this case David L. Kanen is “the fund.” None of the customary information screens, confidentiality agreements and other fiduciary conflict safeguards that typically would be implemented to ensure that Company and Board-level information obtained by a director-nominee of a fund is not misappropriated or disclosed to the fund, can reasonably apply here.

Secondly, the Opposition Proxy Statement omits to disclose that two of Kanen’s director nominees, Anthony Ambrose and Alan B. Howe, have previously participated as Kanen’s director nominees in proxy contests involving other public companies. In particular, in September 2016, Kanen nominated Messrs. Ambrose and Howe (together with four other candidates) for election to the board of directors of Magicjack Vocaltec Ltd. in connection with an election contest that ultimately resulted in the appointment of Mr. Howe and one other director nominated by Kanen to Magicjack’s board pursuant to a settlement agreement entered into between Magicjack and Kanen in February 2017.

The Company believes that these facts indicate the possibility that close personal and/or professional ties exist between Mr. Kanen and each of Messrs. Ambrose and Howe, which creates a significant risk that if they are elected to the Board at the Annual Meeting, they will be operate under Mr. Kanen’s influence or otherwise be biased in favor of Mr. Kanen’s investment firm and its investors, which could render them incapable of making independent decisions in the best interests of the Company’s stockholders based solely on the corporate merits of the matters presented to them in their Company director capacities.

The Company believes that the foregoing information is material and should be disclosed by Kanen to the Company’s stockholders in connection with any voting decision they intend to make at the Annual Meeting. Accordingly, the foregoing disclosure should, at a minimum, be revised to specify the factual and legal basis for characterizing all of Kanen’s director nominees as “independent directors” as well as to disclose in more detail Kanen’s relationships with Messrs. Ambrose and Howe.

4.       Kanen’s Current Disclosure: The fourth bullet point on page 4 of the Opposition Proxy Statement states: “On March 8, 2018, Mr. Kanen discussed with Mr. DiVito the need for a new CEO and expressed concern regarding the excessive director compensation.” The Opposition Proxy Statement further states on page 6: “We believe that the Board is earning too much for a tiny, unprofitable company. The Company’s independent Board members are currently earning approximately $150,000 (including grants of options), whereby companies’ board members this size typically make $25,000 to $40,000.”

Securities and Exchange Commission

April 16, 2018

Company Comment: These self-serving, subjective and conclusory statements are presented without adequate factual support. In particular, the allegation that the compensation of the Company’s directors is “excessive” does not appear to be based on any comparison to any identifiable peer group, benchmark or index. Rather, Kanen purports to compare the Company’s director compensation to that at “companies of this size.” This rather vague description fails to explain what criteria (e.g., asset value, revenues, EBITDA, number of employees, etc.) were used by Kanen to select such comparable companies. Without any disclosure of such criteria, the statistical data provided by Kanen as factual support for the conclusion that the Company’s director compensation is “excessive” is misleading and confusing. Accordingly, the foregoing disclosure should be revised to specify the criteria used by Kanen to identify the comparable companies used in its analysis of the Company’s director compensation.

5.       Kanen’s Current Disclosure: The seventh bullet on page 4 states: “On March 20, 2018, Mr. Kanen received an email from Mr. DiVito and Mark Slade, a board member of the Company, stating that while the Board agreed to Dr. Clarke and Mr. Murphy serving as Mr. Kanen’s point of contacts for further negotiations, upon further reflection the Board decided Mr. DiVito and Mr. Slade would now be a joint point of communication for Mr. Kanen. To the representatives of Kanen, this again demonstrated that the Board had procrastinated in diminishing the authority of Dr. Clarke and searching for a new CEO.”

Company Comment: While attention-grabbing and constituting unsubstantiated innuendo, Kanen’s conclusion that the Board has “procrastinated” in diminishing the authority of the Company’s CEO and searching for a new CEO is a total non-sequitur. In other words, it seems to be completely disconnected from its purported factual predicate. The Company does not believe that the fact that the Company has designated Messrs. DiVito and Slade, two of the Company’s independent directors, to be the Company’s appropriate points of contact for communicating with an activist stockholder has anything to do with the Board’s determinations as to the scope of authority of the Company’s CEO or the publicly announced search process conducted by the Board to identify a successor CEO. Accordingly, the Company believes that the last sentence of the foregoing statement is utterly confusing and misleading and should be deleted in its entirety.

6.       Kanen’s Current Disclosure: The fourth bullet on page 5 of the Opposition Proxy Statement states: “On March 27, 2018, the Company issued a press release announcing that the Board has approved and is implementing a plan to transition Dr. Clarke from his current position as President, CEO and Chairman of the Board. Given the information Mr. Kanen received on March 12, 2018, the announcement perplexed Kanen because just a week and a half prior, Dr. Clarke was the “point of contact” in negotiations. To Kanen, it seemed that the Company’s management was contradicting themselves by saying a “transition was in the works from late 2017. Furthermore, it begs the question as to whether or not the incumbent Board would have affected the needed change absent the pressure from Kanen.”

Securities and Exchange Commission

April 16, 2018

Company Comment: These statements are yet another example of utterly confusing and misleading allegations that are non-sequiturs and completely disconnected from the factual assertions Kanen purports to make. The Company believes that these statements, once again, are intended to support Kanen’s argument that the Company’s publicly announced CEO succession plan is the result solely of Kanen’s change-in-control campaign and agitation activities. It is unclear how or why the fact that Dr. Clarke informed Mr. Kanen on March 12, 2018 that he and Mr. Murphy would be Kanen’s points of contact supports the conclusion that the Company’s search for a successor CEO was not underway at that time. In fact, Mr. Kanen reached out to Dr. Clarke and Dr. Clarke returned several of Mr. Kanen’s calls and emails prior to the time that the Company established Messrs. Divito and Slade as a committee to manage communications and responses to Kanen’s activist campaign. Accordingly, the Company believes that foregoing disclosure should be deleted in its entirety as purely misleading innuendo.

7.       Kanen’s Current Disclosure: The second sentence of the seventh bullet point on page 5 of the Opposition Proxy Statement states: “Mr. Kanen also expressed his belief that Mr. Cotton would be highly capable of succeeding Dr. Clarke and that Mr. Cotton would institute quick measures that will better align the Company’s interest with stockholder values.”

Company Comment: While couched as a statement of belief, this statement is intended to substantiate as fact Kanen’s subjective views as to Mr. Cotton’s qualifications without providing any disclosure explaining why Mr. Cotton, whose relatively brief tenure as the Company’s Chief Commercial Officer ended in June 2017, is “highly capable” of succeeding Dr. Clarke as the Company’s new interim (or permanent) CEO. Kanen does not describe its relationship or historical contacts with, or its due diligence investigation of, Mr. Cotton (whose tenure at the Company pre-dates Kanen’s investment) upon which Kanen predicates its bald conclusion as to Mr. Cotton’s qualifications and experience. Nor does Kanen’s disclosure provide any detail as to the business plan, operating strategy or other measures Mr. Cotton and his new management team would design and implement to “better align the Company’s interest with stockholder values.” The Company believes that this missing information is plainly material to stockholders in making their voting decision at the Annual Meeting. Accordingly, the Company believes that the foregoing disclosure should be revised to provide such additional information or deleted in its entirety.

9.       Kanen’s Current Disclosure: The last bullet point on page 5 of the Opposition Proxy Statement states: “On April 10, 2018, Kanen initiated a phone call with Mr. DiVito and Mr. Slade where Mr. Kanen expressed his view towards an amicable resolution. Mr. Kanen indicated a need for leadership and problem solving and reiterated that Mr. Cotton should be appointed interim CEO. Mr. Kanen expressed flexibility in the reconstitution of the Board to retain some of the incumbents to maintain continuity and shared his view that if the Board and Kanen are unable to reach a resolution and avoid a proxy contest that it would reflect poorly on the incumbents.”

Securities and Exchange Commission

April 16, 2018

Company Comment: The Company believes that this statement was intended to create the false implication that Kanen’s attempts to achieve an amicable resolution were rejected by the Company and that the blame for a potentially lengthy and costly proxy contest lies with the incumbent members of the Board. This disclosure quite conveniently omits in its entirety the fact that on April 10, 2018, the Company’s outside counsel contacted Kanen’s outside counsel to present a framework for settlement that included, among other things, (i) expanding the current Board from five to seven directors, (ii) appointing two of Kanen’s nominees to the Board to fill the vacancies created by such expansion and adding them to the Board’s slate of director nominees for election at the Annual Meeting, (iii) providing for the appointment of one of Kanen’s two nominees to each of the Board’s committees, including a newly constituted CEO search committee to be established promptly after the execution and delivery of a definitive settlement agreement, (iv) the implementation after the Annual Meeting of certain corporate governance changes and best practices and (v) Kanen’s agreement to a customary and comprehensive “standstill” agreement. On April 11, 2018, Kanen filed with the Commission the Opposition Proxy Statement – its response to the Company’s settlement proposal.

The Company believes that the fact that it authorized its counsel to present to Kanen’s counsel a framework for what the Company believes to be a fair and reasonable settlement in an effort to avoid a protracted, distracting and costly proxy contest, and that such proposal was effectively rejected by Kanen, is material to Aqua Metals stockholders in making an informed voting decision at the Annual Meeting. Accordingly, the Company believes that the foregoing disclosure should be revised to include such information and to state the reasons for Kanen’s rejection thereof, as evidenced by its filing the very next day of opposition proxy materials.

10.     Kanen’s Current Disclosure: The last sentence of the first paragraph on page 6 of the Opposition Proxy Statement states: “Therefore, we are soliciting your support at the Annual Meeting to elect our Nominees, who we believe would bring significant and relevant experience to the Board along with a commitment to work with their fellow Board members, if elected, to realize Aqua Metals’ true potential.”

Company Comment: Although this statement is also couched as a statement of belief, it is intended to substantiate Kanen’s subjective conclusion without disclosing any specific facts that would support Kanen’s view that its director nominees have “significant and relevant experience” that would enable them to contribute to the Company’s success. Moreover, this statement omits to disclose that none of Kanen’s candidates has any prior experience in the lead recycling industry in which the Company operates, as revealed by their biographical information presented in the Opposition Proxy Statement. (Opposition Proxy Statement, pages 12-13) The Company believes that this fact is material to stockholders in making their voting decision. Therefore, the Company believes that the foregoing statement should be revised to describe the factual basis for Kanen’s belief that its director nominees have “significant and relevant experience” as well as to disclose the fact that none of Kanen’s candidates has any prior experience in the Company’s industry.

11.     Kanen’s Current Disclosure: On pages 12-13 of the Opposition Proxy Statement, Kanen names five opposition director-candidates who are part of Kanen’s group and participants in its opposition solicitation.

Securities and Exchange Commission

April 16, 2018

Company Comment: The lynchpin of Kanen’s opposition campaign and strategic plans for the Company is that, upon obtaining majority or 100% control of the Board, Kanen, its director nominees (and presumably a new, yet-to-be-identified management team) will design and execute a business plan and operating strategy to accelerate the commercial application of the Company’s technology and improve the Company’s operations and financial performance.

Kanen’s disclosure assumes that it is a fait accompli that it will, in fact, be successful in obtaining majority or 100% control of the Board and that at least three of its designated candidates will be elected at the Annual Meeting. Nowhere in the Opposition Proxy Statement does Kanen describe its plans and proposals for the Company if it fails to obtain such majority or 100% control. Kanen also fails to disclose its unfamiliarity with the Company’s technology, the lead battery industry and its lack of experience running and operating a publicly traded company.

Given the singular (“all-or-nothing”) theme and purpose of Kanen’s opposition proxy materials (stated repeatedly in the Opposition Proxy Statement), the Company believes that the absence of disclosure regarding Kanen’s alternative plans (including, for example, disclosure to the effect that Kanen does not have any “Plan B” and does not currently know what, if anything, it would do to address its stated concerns about the Company’s management and performance if it does not, in fact, obtain majority or full Board control) is designed to confuse stockholders and make them believe that the only two possible voting outcomes at the Annual Meeting are the election of all five of Kanen’s nominees or the election of all five of Board’s nominees, and not the many (election result) permutations that may occur in a contested election the outcome of which will be the result of a plurality voting construct. We note that these statements by Kanen, all of the corresponding voting instruction and voting procedure disclosure in the Opposition Proxy Statement, and Kanen’s proxy card should be modified so as not to mislead and confuse stockholders. The Company further believes that the lack of any “Plan B” disclosure in Kanen’s proxy materials constitutes a material omission in the “total mix of information” necessary for stockholders to make an informed voting decision.

Moreover, certainly Kanen could have conditioned the election and consent to service (and to be named) of any one of its director nominees on the election and consent to service (and to be named) of all five of its director nominees (or some other permutation of cross-conditionality that would deliver to Kanen not less than a majority of Board seats within a plurality voting construct). Kanen chose not to do this, and therefore, the Company believes that the relevant disclosures in the Opposition Proxy Statement and Kanen’s proxy card need to be appropriately revised to reflect the foregoing.

II.	Kanen Failed to Promptly Amend Its Schedule 13D to Disclose Its Plan to Replace the Company’s CEO and Seek Control of the Board

Kanen failed to promptly amend Item 4 of its Schedule 13D after it formed a change-in-control intention and plan to replace the Company’s CEO and obtain majority or 100% control of the Board at the Annual Meeting, in violation of Regulation 13D. Item 4(d) of Schedule 13D mandates disclosure of any plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer.

Securities and Exchange Commission

April 16, 2018

Although not clearly disclosed in the Opposition Proxy Statement, in his telephone conversations with Mr. DiVito on March 7 and 8, 2018, Mr. Kanen specifically related that Dr. Clarke should be replaced as the Company’s CEO and that Mr. Kanen should be involved in a formal search process to identify Dr. Clarke’s successor. At this time, Mr. Kanen specifically mentioned his intention to re-employ Mr. Steve Cotton as the Company’s new interim or permanent CEO. That being the case, it would appear that Mr. Kanen must have, at or about this time, taken overt steps to work with Mr. Cotton, communicate and/or meet with Mr. Cotton, obtain Mr. Cotton’s permission for his identity to be revealed by Mr. Kanen and to be associated with Mr. Kanen as either a formal participant or integral component of Mr. Kanen’s opposition solicitation. Mr. Kanen also stated that he had taken steps and intended to nominate and seek the election of three insurgent director candidates to obtain control of the Board at the Annual Meeting. This plan subsequently morphed into a plan to obtain four, and then five, Board seats. The Company believes that it is unlikely that Kanen’s nominees were identified, approached, convinced to join Mr. Kanen’s change-in-control slate and become formal participants in his opposition solicitation all within 24 hours of Kanen’s Schedule 13D filing announcing the submission to the Company of its nomination notice on March 23, 2018.

The Company believes that these statements clearly indicate that by March 8, 2018, Mr. Kanen had formed a specific intention and plan to replace the Company’s CEO and obtain not less than majority control of the Board at the Annual Meeting, and had taken steps to implement such plan, including discussing it with members of the Board (and possibly other stockholders). Accordingly, although Kanen used “boilerplate disclosure” in his initial filing on Schedule 13D reserving the right to “consider plans and/or make proposals with respect to, among other things, the [Company’s] operations, Board composition, strategy and plans” and to “communicate with the [Company’s] management and Board about a broad range of operational and strategic matters,” it was required to promptly amend Item 4 of its Schedule 13D to disclose his updated intentions, plans and proposals for the Company. This is especially heightened in the context of an opposition solicitation plan to effect a change-in-control of an Exchange Act reporting issuer. See, e.g., In the Matter of Jeffrey E. Eberwein, SEC Admin. Proc. File No. 3-17847 (Feb. 14, 2017). However, it was not until Kanen delivered its formal notice of nomination to the Company on March 23, 2018 – i.e., more than two weeks after Mr. Kanen first discussed his intentions, plans and proposals for the Company with Messrs. DiVito and Slade – that Kanen filed an amendment to its Schedule 13D to disclose such plans and proposals. Moreover, no public disclosure (including, without limitation, an amendment to Kanen’s Schedule 13D) of Mr. Kanen’s intention and plan to appoint Mr. Cotton as the Company’s new CEO was made by Kanen until the filing of the Opposition Proxy Statement on April 11, 2018.

Securities and Exchange Commission

April 16, 2018

The Company believes that if Kanen is permitted to mail a definitive proxy statement to stockholders without making the appropriate corrective and remedial disclosures specified in this correspondence or, alternatively, deleting in its entirety such false and misleading disclosures, there is a substantial risk that stockholders will not be able to make an informed voting decision at the Annual Meeting. Therefore, we respectfully request that the Staff take immediate action to prevent Kanen from making materially false and misleading statements in, and omitting material facts from, the Opposition Proxy Statement (and related materials) and require Kanen to make the appropriate corrective, remedial and supplemental disclosures, or deleting in their entirety such disclosures, prior to “clearing” such materials and permitting Kanen to mail its definitive proxy materials to stockholders.

* * *

Should you have any questions or require additional information in connection with this correspondence, please do not hesitate to contact me at (212) 801-9383.

Sincerely,

Clifford E. Neimeth

cc: Aqua Metals, Inc.